                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                (RULE 13d-2-101)


  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(A) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                              (Amendment No. 4)(1)

                                   ZILOG, INC.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                    989524301
                                 (CUSIP Number)

                         RILEY INVESTMENT MANAGEMENT LLC
                              ATTN: BRYANT R. RILEY
                            11100 SANTA MONICA BLVD.
                                    SUITE 810
                              LOS ANGELES, CA 90025
                                 (310) 966-1445
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                  July 2, 2008
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: |X|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)


_____________
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  989524301                  13D                                 Page 2

--------------------------------------------------------------------------------
1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Riley Investment Partners Master Fund, L.P.
--------------------------------------------------------------------------------
2.   Check the Appropriate Box If a Member of a Group*
     (a)  [_]
     (b)  [X]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds*
     WC
--------------------------------------------------------------------------------
5.   Check If Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                                             [_]

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     Cayman Islands
--------------------------------------------------------------------------------
               7.   Sole Voting Power
  NUMBER OF         302,209
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY           -0-
    EACH       -----------------------------------------------------------------
  REPORTING    9.   Sole Dispositive Power
   PERSON           302,209
    WITH       -----------------------------------------------------------------
               10.  Shared Dispositive Power
                    -0-
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     302,209
--------------------------------------------------------------------------------
12.  Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*
                                                                             [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     1.8%(1)
--------------------------------------------------------------------------------
14.  Type of Reporting Person*
     PN
--------------------------------------------------------------------------------
______________
(1) Based on 16,925,960 shares of common stock of ZiLOG, Inc. (the "Issuer") outstanding at May 31, 2008, as reported in the Issuer's Annual Report on Form 10-K for the year ended March 31, 2008 filed with the Securities and Exchange Commission on June 30, 2008.

CUSIP No.  989524301                  13D                                 Page 3

--------------------------------------------------------------------------------
1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Riley Investment Management LLC
--------------------------------------------------------------------------------
2.   Check the Appropriate Box If a Member of a Group*
     (a)  [_]
     (b)  [X]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds*
     AF
--------------------------------------------------------------------------------
5.   Check If Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                                             [_]

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     Delaware
--------------------------------------------------------------------------------
               7.   Sole Voting Power
  NUMBER OF         459,056(2)
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY           791,782(3)
    EACH       -----------------------------------------------------------------
  REPORTING    9.   Sole Dispositive Power
   PERSON           459,056(2)
    WITH       -----------------------------------------------------------------
               10.  Shared Dispositive Power
                    791,782(3)
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     1,226,690(3)
--------------------------------------------------------------------------------
12.  Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*
                                                                             [x]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     7.3%(1)
--------------------------------------------------------------------------------
14.  Type of Reporting Person*
     IA
--------------------------------------------------------------------------------
______________
(1) Based on 16,925,960 shares of common stock of ZiLOG, Inc. (the "Issuer") outstanding at May 31, 2008, as reported in the Issuer's Annual Report on Form 10-K for the year ended March 31, 2008 filed with the Securities and Exchange Commission on June 30, 2008.

(2) Because Riley Investment Management LLC has sole investment and voting power over 302,209 shares of Common Stock held by Riley Investment Partners Master Fund, L.P. and 156,847 shares held in managed accounts by its investment advisory clients, Riley Investment Management LLC may be deemed to have beneficial ownership of these shares.

(3) Riley Investment Management LLC has shared voting and dispositive power over 791,782 shares of Common Stock held by its investment advisory clients, 767,634 of which are held by investment advisory accounts indirectly affiliated with Mr. Riley or Riley Investment Partners Master Fund, L.P. However, Riley Investment Management LLC disclaims beneficial ownership of the non-affiliated shares.

CUSIP No.  989524301                  13D                                 Page 4

--------------------------------------------------------------------------------
1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     B. Riley & Co., LLC
--------------------------------------------------------------------------------
2.   Check the Appropriate Box If a Member of a Group*
     (a)  [_]
     (b)  [X]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds*
     WC
--------------------------------------------------------------------------------
5.   Check If Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                                             [_]

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     Delaware
--------------------------------------------------------------------------------
               7.   Sole Voting Power
  NUMBER OF         84,400
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY           -0-
    EACH       -----------------------------------------------------------------
  REPORTING    9.   Sole Dispositive Power
   PERSON           84,400
    WITH       -----------------------------------------------------------------
               10.  Shared Dispositive Power
                    -0-
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     84,400
--------------------------------------------------------------------------------
12.  Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*
                                                                             [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     .5%(1)
--------------------------------------------------------------------------------
14.  Type of Reporting Person*
     BD
--------------------------------------------------------------------------------
______________
(1) Based on 16,925,960 shares of common stock of ZiLOG, Inc. (the "Issuer") outstanding at May 31, 2008, as reported in the Issuer's Annual Report on Form 10-K for the year ended March 31, 2008 filed with the Securities and Exchange Commission on June 30, 2008.

CUSIP No.  989524301                  13D                                 Page 5

--------------------------------------------------------------------------------
1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Bryant R. Riley
--------------------------------------------------------------------------------
2.   Check the Appropriate Box If a Member of a Group*
     (a)  [_]
     (b)  [X]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds*
     AF
--------------------------------------------------------------------------------
5.   Check If Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                                             [_]

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     United States
--------------------------------------------------------------------------------
               7.   Sole Voting Power
  NUMBER OF         459,056(4)
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY           876,182(5)
    EACH       -----------------------------------------------------------------
  REPORTING    9.   Sole Dispositive Power
   PERSON           459,056(4)
    WITH       -----------------------------------------------------------------
               10.  Shared Dispositive Power
                    876,182 (5)
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     1,311,090(5)
--------------------------------------------------------------------------------
12.  Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*
                                                                             [x]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     7.8%(1)
--------------------------------------------------------------------------------
14.  Type of Reporting Person*
     IN
--------------------------------------------------------------------------------
______________
(1) Based on 16,925,960 shares of common stock of ZiLOG, Inc. (the "Issuer") outstanding at May 31, 2008, as reported in the Issuer's Annual Report on Form 10-K for the year ended March 31, 2008 filed with the Securities and Exchange Commission on June 30, 2008.

(4) Because Riley Investment Management LLC has sole voting and investment power over security holdings of Riley Investment Partners Master Fund, L.P.'s and certain managed accounts of its investment advisory clients and Mr. Riley, in his role as the sole manager of Riley Investment Management LLC, controls its voting and investment decisions, each of Riley Investment Management LLC and Mr. Riley may be deemed to have beneficial ownership of the 302,209 shares of Common Stock held by Riley Investment Partners Master Fund, L.P. and 156,847 shares held in managed accounts by its investment advisory clients.

(5) Riley Investment Management LLC has shared voting and dispositive power over 791,782 shares of Common Stock held by its investment advisory clients, 767,634 of which are held by investment advisory accounts indirectly affiliated with Mr. Riley or Riley Investment Partners Master Fund, L.P. However, Mr. Riley disclaims beneficial ownership of the non-affiliated shares. B. Riley & Co., LLC has sole voting and dispositive power over 84,400 shares of Common Stock. Mr. Riley is the Chairman and sole equity owner of B. Riley & Co., LLC.

CUSIP No.  989524301                  13D                                 Page 6


ITEM 4. PURPOSE OF THE TRANSACTION

         Item 4 is hereby amended to add the following:

         On July 3, 2008, RIP sent a letter to the Issuer notifying the Issuer that RIP intends to bring the following matters and business before the Issuer's 2008 Annual Meeting of Stockholders: (1) elect John Ahn to the Board of Directors as a Class III Director; (2) to amend the Issuer's bylaws to allow for stockholders to fill a vacancy created by stockholder expansion of the board of directors or stockholder removal of directors; (3) to amend the Issuer's bylaws to, among other things, set the size of the board at 6, equally divided among the three classes; (4) to elect John DeLorenzo to the Board of Directors as a Class III Director to fill the vacancy created by the board expansion proposal; and (5) to repeal any provisions or amendments to the Issuer's bylaws adopted after the last version filed with Securities and Exchange Commission. The foregoing description of the letter is qualified in its entirety by reference to the letter attached as Exhibit A. The taking of the actions proposed by the Reporting Persons at the annual meeting of Issuer's stockholders described above would result in a change in the Issuer's present board of directors.

         Mr. Ahn is a Principal of RIM. As of the date hereof, neither Mr. Ahn nor Mr. DeLorenzo own any shares of the Issuer.

         In connection with the foregoing nominations and proposals, RIP obtained a waiver from UEIC to waive RIP's compliance and obligations with, and UEIC's rights under, the Coordination Agreement (including Section 1.1(c)(ii) thereof) with respect to: (i) such nomination and proposals and any actions taken or statements made in connection therewith (including any proxy contest) and (ii) and any actions that may be taken by such directors if elected or appointed to the ZILG board of directors. UEIC also agreed that the election of RIP's nominees to ZILG's board of directors would not constitute a Change in Control Transaction under the Coordination Agreement.


ITEM 5.       INTEREST IN SECURITIES OF THE ISSUER

         Item 5(c) is amended to add the following:


         (c) In the ordinary course of business, BRC may effect transactions in connection with its market making activities, as well as for customer transactions. The transactions effected by the Reporting Persons in Common Stock that have taken place since the Reporting Persons' last filing are set forth below:


Name                           Trans Code   Quantity       Price     Trade Date
----                           ----------   --------       -----     ----------
RIP                            BY                951      3.3747     6/25/2008
                               BY              7,682      3.2499     6/26/2008
                               BY            125,000           3     6/27/2008
                               BY             31,700         2.9      7/2/2008


Name                           Trans Code   Quantity       Price     Trade Date
----                           ----------   --------       -----     ----------


Investment Advisory Clients    BY             24,148      3.1448     6/30/2008

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Item 6 as previously filed is hereby amended to add the following:

         Mr. Ahn and Mr. DeLorenzo have agreed to be nominated to the Issuer's board of directors and serve if elected. In connection with its director nominations and proposals at the Issuer's 2008 Annual Meeting of Stockholders, RIP obtained a waiver from UEIC with respect to the Coordination Agreement. See
Item 4.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         Exhibit A Letter, dated July 3, 2008, from Riley Investment Partners Master Fund, L.P. to the Issuer

CUSIP No.  989524301                  13D                                 Page 7

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 7, 2008

                                     Riley Investment Partners Master Fund, L.P.
                                     By: Riley Investment Management LLC,
                                         its General Partner

                                     By: /s/ Bryant R. Riley
                                         ---------------------------------------
                                         Bryant R. Riley, Managing Member


                                     Riley Investment Management LLC


                                     By: /s/ Bryant R. Riley
                                         ---------------------------------------
                                         Bryant R. Riley, Managing Member


                                     B. Riley & Co, LLC


                                     By: /s/ Bryant R. Riley
                                         ---------------------------------------
                                         Bryant R. Riley, Chairman



                                     By: /s/ Bryant R. Riley
                                         ---------------------------------------
                                         Bryant R. Riley

                   RILEY INVESTMENT PARTNERS MASTER FUND, L.P.
                       C/O RILEY INVESTMENT MANAGEMENT LLC
                       11100 SANTA MONICA BLVD., SUITE 810
                              LOS ANGELES, CA 90025



July 3, 2008

ZiLOG, Inc.
6800 Santa Teresa Boulevard
San Jose, CA  95119
Attention:  Secretary

Dear Sir or Madam:

In accordance with Section 2.11 of Article II of the Amended and Restated Bylaws (the "Bylaws") of ZiLOG, Inc. (the "Company"), the undersigned stockholder (the "Stockholder") of the Company hereby furnishes notice of the Stockholder's intention at the Company's 2008 annual meeting of stockholders (the "Annual Meeting") (i) to nominate for election to the Company's Board of Directors the persons named below and (ii) to bring before the Annual Meeting the business and proposals described below. This letter including the enclosures hereto are collectively referred to as the "Notice." Accordingly, this Notice shall serve to satisfy the notice requirements of Section 2.11 of Article II of the Bylaws as to the below described nominations and proposals.

STOCKHOLDER INFORMATION

The name of the Stockholder is Riley Investment Partners Master Fund, L.P. The name and record address of the Stockholder as it appears on the books and records of the Company is:

                        RILEY INV PARTNERS MASTER FUND LP
                        11100 SANTA MONICA BLVD SUITE 800
                              LOS ANGELES, CA 90025

As of the date hereof, the Stockholder beneficially owns 302,209 shares of Common Stock, $.01 par value per share ("Common Stock"), of the Company, 1,000 shares of which are held of record.

BUSINESS AND PROPOSALS

The Stockholder intends to bring the following matters and business before the Annual Meeting in the order set forth below:

1. To elect John Ahn to the Company's Board of Directors as a Class III Director for a 3-year term.

2. To amend and restate Section 3.3 of Article III of the Bylaws as follows:

                  Section 3.3 Vacancies. A vacancy or vacancies in the Board of Directors shall be deemed to exist in the case of death, incapacity, resignation or removal of any director for cause, or if the authorized number of directors be increased or decreased. If the number of directors is hereafter changed, any newly created directorships or decrease in directorships shall be apportioned among the classes as to make all classes as nearly equal in number as practicable. The nomination committee designated in the Certificate of Incorporation shall appoint directors to fill such vacancies as set forth in the Certificate of Incorporation; provided that if the vacancy results from stockholders expanding the Board of Directors (whether pursuant to a bylaw amendment or otherwise) or by a removal of directors by the stockholders, the vacancy shall be filled by stockholders holding a plurality of the voting power of the shares at a meeting where a quorum is present. A director appointed to fill a vacancy by the nomination committee will serve as director until a majority of the stockholders vote to accept or reject such nomination at the Corporation's next annual meeting. Upon election by the stockholders, the successor director shall serve for the remainder of the former director's term.

                  If the Board of Directors accepts the resignation of a director tendered to take effect at a future time, the nomination committee shall have the exclusive power to elect a successor to take office when the resignation is to become effective. If there are no members of the nomination committee in office, then an election of directors may be held in the manner provided by statute.

                  This provision may be amended only with the consent of stockholders holding the voting power of a majority of the shares of the outstanding stock entitled to vote.

3.       To amend and restate Section 3.2 of the Bylaws as follows:

                  Section 3.2 Number and Term of Office. The number of directors of the Corporation shall be determined from time to time by resolution of the stockholders. The Board of Directors shall consist of six members unless the Certificate of Incorporation or these bylaws are properly amended to provide for a different number of directors. Any decrease in the authorized number of directors shall not become effective until the expiration of the term of the directors then in office, unless at the time of such decrease, there are vacancies on the

         Board of Directors which are being eliminated by the decrease. The directors shall be apportioned among the class as follows: (i) two directors for Group I, (ii) two directors for Group II and (iii) two directors for Group III. This provision may be amended only with the consent of stockholders holding the voting power of a majority of the shares of the outstanding stock entitled to vote.

4. To elect John DeLorenzo to the Company's Board of Directors as a Class III Director for a 3-year term to fill the vacancy on the Board of Directors created by Proposal 3.

5. To repeal each provision of or amendment to the Company's Bylaws (other than the amendments effected pursuant to Proposals 2 and 3) adopted after the version of the Bylaws included as Exhibit 3.1 to the Company's current report on Form 8-K dated November 16, 2007, as filed with the Securities and Exchange Commission on November 21, 2007.


The Stockholder hereby represents that it intends to appear in person or by proxy at the Annual Meeting to bring the foregoing business before the meeting.

The reasons, in general, for each of the foregoing proposals is to elect two directors - John Ahn and John DeLorenzo (the "Nominees") - to the Company's Board of Directors and to improve the corporate governance of the Company. The Stockholder believes that the election of the Nominees will enhance stockholder value.

The reason for Proposal 1 is to elect Mr. Ahn to the Company's Board of Directors as a Class III director.

The reason for Proposal 2 is to confer upon the stockholders the right to a fill a vacancy on the Board of Directors that has been created by an expansion of the board by the stockholders or a removal of a director by the stockholders. The existing bylaws provide that the nomination committee designated in the Company's certificate of incorporation shall fill vacancies as set forth in the Company's certificate of incorporation. In addition, in conjunction with Proposals 3 and 4, the right of stockholders to fill a vacancy created by a stockholder expansion of the Board pursuant to Proposal 2 is required to elect Mr. DeLorenzo to the Company's Board of Directors pursuant to Proposal 4.

The reason for Proposal 3 is to expand the Company's Board of Directors from five to six and to apportion the directors equally among the three director classes. The proposal also provides any decrease of the size of the board of directors would not become effective until the expiration of the term of the directors then in office, unless at the time of such decrease, there are vacancies on the Board of Directors which are being eliminated by the decrease. In addition, in conjunction with Proposals 2 and 4, the expansion of the Board pursuant to Proposal 3 is required to elect Mr. DeLorenzo to the Company's Board of Directors pursuant to Proposal 4.

The reason for Proposal 4 is to elect Mr. DeLorenzo to the Company's Board of Directors as a Class III director to fill the vacancy created by Proposal 3 and as permitted by Proposal 2.

The reason for Proposal 5 is to repeal each provision or amendment to the Bylaws that were adopted since the version of the Bylaws that were publicly filed on November 21, 2007, thereby reversing the effect of changes to the Bylaws that could counter the foregoing proposals.

Each of the Nominees has consented to serve as a director of the Company if elected. Copies of such consents are enclosed. The Stockholder has no reason to believe that any of the Nominees will be disqualified or unwilling or unable to serve if elected. If any individual Nominee shall be unable to serve, this Notice shall continue to be effective with respect to the remaining Nominees and as to any replacement Nominee selected by the Stockholder. The Stockholder reserves the right to nominate substitute persons to the Board of Directors if the Company makes or announces any changes to the Bylaws, or takes or announces any other action that has, or if consummated would have, the effect of disqualifying any of the Nominees. To the extent that the size of the Board of Directors is increased above five, then the Stockholder reserves the right to nominate additional nominees to be elected to the Company's Board of Directors at the Annual Meeting. In connection with submitting the above proposals, the Stockholder has obtained a waiver from Universal Electronics, Inc. with respect to the Coordination Agreement, dated as of January 11, 2008, between the Stockholder and Universal Electronics, Inc.

The Stockholder is reserving the right, consistent with the requirements of applicable law, to submit additional proposals, fewer proposals or different proposals at the Annual Meeting. If this Notice shall be deemed for any reason by a court of competent jurisdiction to be ineffective with respect to any individual nominee to the Board of Directors shall be unable to serve, this Notice shall continue to be effective with respect to the remaining proposals, the remaining Nominees and as to any replacement nominee.

                                     Sincerely,



                                     Riley Investment Partners Master Fund, L.P.
                                     By:  Riley Investment Management LLC
                                     Its:  General Partner


                                     By:  /S/ Bryant Riley
                                          --------------------
                                          Name: Bryant Riley
                                          Title: Managing Member


Enclosures